

Mail Stop 3561

January 13, 2016

Via E-mail
Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re: Alliance Resource Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Response Dated January 7, 2016**
> **File No. 0-26823**

Dear Mr. Cantrell:

We have reviewed your January 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comments are to comments in our December 22, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements
Note 1. Organization and Presentation
Organization, page 79

1. Your response to comment 1 indicates that Notes 7 and 9 provide the disclosures regarding restrictions on the Intermediate Partnership's and Alliance Coal's assets and liabilities required by ASC 810-10-50-2AA. Please tell us in greater detail the nature and significant terms of the restrictions imposed on the Intermediate Partnership's and Alliance Coal's ability to make distributions to ARLP and explain to us where your

current disclosures address these restrictions. In doing so, please also tell us what distributions can be made to ARLP from these VIEs without the consent of MGP, the managing general partner of the registrant and both VIEs. If MGP, rather than ARLP, has the power to direct the activities of both VIEs, please tell us why this would not also constitute a form of restriction on the assets of these VIEs as it relates to ARLP. Please revise the notes to your financial statements in future filings, as necessary, to explain in further detail the restrictions imposed on the ability of these VIEs to make distributions to ARLP. Please also refer to Rule 4-08(e) of Regulation S-X. Please provide us your proposed disclosures.

2. Your response to comment 1 indicates your VIE disclosures will be provided in several different footnotes. If so, please cross reference these VIE disclosures pursuant to ASC 810-10-50-2AC.

3. In addressing the disclosure requirements of ASC 810-10-50-2AA(a), please also disclose your conclusion from your December 3, 2015 response that MGP has the power to direct the activities of the Intermediate Partnership and Alliance Coal, but MGP does not have the obligation to absorb losses of these VIEs or the right to receive benefits from these VIEs that could potentially be significant.

4. Please tell us in detail how the disclosures you intend to provide address each of the matters outlined in ASC 810-10-50-3 and ASC 810-50-5A. Please revise the notes to your financial statements in future filings, as necessary. If you do not believe certain of these disclosures are applicable or are provided elsewhere in your financial statements, please explain the basis for your conclusions. Also, please provide us your proposed disclosures.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions regarding comments on your financial statements and related disclosures.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining